CHINA TRANSINFO TECHNOLOGY CORP.
07 Floor E-Wing Center
No. 113 Zhichunlu, Haidian District
Beijing, China 100086
(86) 10-82671299

January 30, 2008

Mr. Mark Shannon
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-7010

Re:	China TransInfo Technology Corp.
Item 4.02 Form 8-K Filed January 23, 2008, File No. 000-51792

Dear Mr. Shannon:

On January 28, 2008, China TransInfo Technology Corp. (the “Company”) filed Amendment No. 1 to the Current Report on Form 8-K (the “Amendment”) in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated January 25, 2008, providing the Staff’s comments with respect to the Current Report on Form 8-K that was filed on January 23, 2008.

In connection with the filing of the Amendment, the Company acknowledges that:

-	the Company is responsible for the adequacy and accuracy of the disclosures in its filings;

-	Staff comments or the Company’s changes to disclosures in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the filings; and

-	the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

China TransInfo Technology Corp.

By:	/s/ Shudong Xia
Shudong Xia
Chief Executive Officer